                                                       Filed with the Securities
                                                         and Exchange Commission
                                                               on March 30, 1999

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3



                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended December 31, 1998


                                    Conectiv
                      (Name of Registered Holding Company)

                                 800 King Street
                              Wilmington, DE 19899
                    (Address of Principal Executives Offices)



                  Inquiries concerning this Form U-9C-3 may be
                               directed to either:

                                 Peter F. Clark
                                 General Counsel
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                                       or

                                Louis M. Walters
                                    Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899
                                 (302) 429-3525

                                    Conectiv
                                   FORM U-9C-3
                     For the Quarter Ended December 31, 1998

                                Table of Contents
                                -----------------

                                                                            Page

Item 1. Organization Chart                                                     1

Item 2. Issuances and Renewals of Securities and Capital Contributions         1

Item 3. Associated Transactions                                                1

Item 4. Summary of Aggregate Investment                                        2

Item 5. Other Investments                                                      3

Item 6. Financial Statements and Exhibits                                      3

SIGNATURE                                                                      4

Item 1. - ORGANIZATION CHART

                                                                                           Percentage
                                       Energy or                                           of Voting
Name of                               Gas Related        Date of           State of        Securities     Nature of
Reporting Company                       Company       Organization       Organization         Held        Business
-----------------                       -------       ------------       ------------         ----        --------
Conectiv

     Petron Oil Corporation           Energy-related     8/22/80             PA               100%        Energy Commodity
                                                                                                          Marketing

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

CAPITAL CONTRIBUTIONS:

                                                                   Principal Amount of       Person to Whom Security
     Company Issuing Security        Type of Security Issued             Security                   Was Issued
     ------------------------        -----------------------             --------                   ----------
      Petron Oil Corporation             Promissory Note                    *                        Conectiv


Note: Petron Oil Corporation was merged into Conectiv Energy Supply as of
2/28/99

*Confidential Treatment Requested


Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

Reporting Company    Associate Company     Types of Services   Direct Costs
Rendering Services   Receiving Services    Rendered            Charged           Total Amount Billed
------------------   ------------------    --------            -------           -------------------
NONE

Part II - Transactions performed by associate companies on behalf of reporting companies.

Associate Company           Reporting Company        Types of Services     Direct Costs       Total amount
Rendering Services          Receiving Services       Rendered              Charged            Billed
------------------          ------------------       --------              -------            ------
Conectiv Resource           Delmarva Operating       Core Business                 *                  *
Partners, Inc.              Services Company         Support

Conectiv Resource           Conectiv Energy          Financial services            *                  *
Partners, Inc.              Supply, Inc.

Conectiv Resource           Petron Oil               Core Business                 *                  *
Partners, Inc.              Corporation              support and
                                                     Financial services

Conectiv Resource           Delmarva Services        Core Business                 *                  *
Partners, Inc.                                       support and
                                                     Financial and
                                                     Corporate services

Atlantic City               Petron Oil               Tank Storage                  *                  *
Electric Company            Corporation

Conectiv/CNE                Petron Oil               Tank Storage                  *                  *
Energy Services             Corporation


*Confidential Treatment Requested

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

     Total consolidated capitalization as of December 31, 1998                      $3,874,606            Line 1
                                                                                    ----------

     Total capitalization multiplied by 15%
     (Line 1 multiplied by 0.15)                                                       581,191            Line 2
                                                                                    ----------

     Greater of $50 million or line 2                                                  581,191            Line 3
                                                                                    ----------

     Total current aggregate investment:
     (categorized by major line of energy-related business)
         Energy-related business Category - Rule 58(b)(1)(v)                                *
           Total current aggregate investment                                       ----------
                                                                                            *             Line 4
                                                                                    ----------

     Difference between the greater of $50 million or 15% of
     capitalization and the total aggregate investment of the
     registered holding company system
      (line 3 less line 4)                                                          $       *             Line 5
                                                                                    ==========


Investments in gas-related companies:

NONE

*Confidential Treatment Requested

Item 5. - OTHER INVESTMENTS

 Major Line of Energy-    Other Investment in      Other Investment in         Reason for Difference
    Related Business      Last U-9C-3 Report       this U-9C-3 Report          in Other Investment
    ----------------      ------------------       ------------------          -------------------
     NONE

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS


A.   Financial Statements:

     Exhibit A-1. Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-K for the period ended December 31, 1998.)

     Exhibit A-2. Financial statements of Petron Oil Corporation


B.   Exhibits:



     Exhibit B-2. Certificate of Conectiv.

                                    SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                                     Conectiv


                                                     By:/s/Louis M. Walters
                                                        -------------------
                                                           Louis M. Walters
                                                           Treasurer




March 30, 1999